Exhibit 99.6

To Our Shareholders

This fiscal quarter was highlighted by the continued advancement of our clinical studies toward completion. Subsequent to the quarter end, Transition reported proof of concept data from the type 2 diabetes drug candidate TT-401. This is the first clinical data demonstrating the glycemic control and weight loss changes of multiple doses of TT-401 in type 2 diabetes patients. In parallel, Elan continues its commitment to ELND005 development with clinical studies underway in bipolar disorder and agitation/aggression in Alzheimer’s disease.

Pipeline Review

TT-401 –Type 2 Diabetes:

Diabetes is a growing challenge facing today’s society as approximately 8% of the US population have type 2 diabetes. Contributing to the increased prevalence of diabetes is the rising rate of obesity with more than 35% of US adults being considered obese. As healthcare professionals look to the pharmaceutical industry for options, two key therapeutic goals are becoming clear, (i) to effectively restore and maintain healthy blood-glucose levels and (ii) to reduce weight and thereby lessen the contributory impact of obesity.

Well-established type 2 diabetes therapies are effective in lowering blood glucose levels, yet can cause weight gain. The fastest growing segment of the diabetes market currently are GLP-1 agonists and DPP-IV inhibitors which can lower blood-glucose levels and are weight neutral or lead to a marginal weight loss.

The step forward for treating diabetes is a therapeutic that can provide glycemic control and lead to weight loss. One approach to meeting this goal are a class of molecules called GLP-1 dual agonists that act through the GLP-1 receptor and a second metabolic target. TT-401 is a GLP-1 dual agonist that is administered once weekly.

In April 2013, the Company announced the results of a proof of concept study in type 2 diabetic and non-diabetic obese subjects. In the study, subjects received TT-401 or placebo once weekly for five weeks. At the end of the treatment period, TT-401-treated patients in the 3 highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline occurred in the three highest dose groups. A similar reduction in body weight was also observed in the obese non-diabetic cohort. TT-401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects. The most common adverse event noted in the study was decreased appetite. Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates.

We are very pleased with the proof of concept data from this study. These glycemic control improvements and body weight reductions project a product profile for TT-401 that could potentially provide broader therapeutic benefit to type 2 diabetes patients. These data support a clear path forward to a larger Phase 2 efficacy study of TT-401.

ELND-005 – Neurological Disorders:

The fiscal third quarter of 2013 is marked by our licensing partner Elan’s continued commitment to the development of ELND005. Over the last number of months, there have been various changes at Elan, however these changes have not dampened their focus as 400 patient Phase 2 clinical trials have been commenced in both bipolar disorder and agitation/aggression in Alzheimer’s disease. These trials are of significant scale to provide meaningful data to position ELND005 toward regulatory approval.

OUTLOOK

As we look ahead, there are upcoming clinical development milestones for our key therapeutic programs. For TT-401, the proof of concept clinical study data has been reported and Lilly will be required to pay Transition a US$7 million milestone payment to retain their option for further development of TT-401. The TT-401 data also provides important guidance so that the preparations for Phase 2 development can be accelerated. The development of ELND005 has broadened with two separate Phase II studies; an agitation/aggression clinical study in AD and a bipolar disorder clinical study. Both these studies are underway and will provide important efficacy data in the coming quarters. Finally, TT-301 is positioned to provide an opportunity for partnership or clinical studies in the near term.

We appreciate the continued support of shareholders and look forward to updating shareholders on the progress of these programs in the coming year.

Dr. Tony Cruz

Chairman and CEO

Transition Therapeutics Inc.